06005849

AB 3/22/06

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC MAIL RECEIVED PROCESSING FEB 28 2006 WASHINGTON, D.C.

| SEC FILE NUMBER |
|---|
| 8- 65926 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WEA Investment Services, Inc.

| OFFICIAL USE ONLY |
|---|
| |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 Nob Hill Road
(No. and Street)

Madison (City) WI (State) 53713 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Rhonda Scheel (608) 276-4000
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Strohm Ballweg, LLP
(Name – *if individual, state last, first, middle name*)

999 Fourier Drive, Suite 101 (Address) Madison (City) WI (State) 53717 (Zip Code)

PROCESSED
MAY 24 2006
THOMSON
FINANCIAL

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# WEA Investment Services, Inc.

AUDITED FINANCIAL REPORT
DECEMBER 31, 2005

WEA
TRUST

# WEA Investment Services, Inc.

## FINANCIAL REPORT

December 31, 2005

## OATH OR AFFIRMATION

I, Paul Lefebvre, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WEA Investment Services, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Paul B Lefebvre

Signature

President

Title

Cheryl M Welch

Notary Public 3/24/2004 3/23/2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

Strohm Ballweg

CPAs • ADVISORS • CONSULTANTS

# INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
WEA Investment Services, Inc.
Madison, Wisconsin

We have audited the accompanying statements of financial condition of WEA Investment Services, Inc. (the Company) as of December 31, 2005 and 2004, and the related statements of income, changes in stockholder's equity and cash flows for the years then ended that you file pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Strohm Ballweg, LLP

Madison, Wisconsin
February 3, 2006

999 Fourier Drive, Suite 101 • Madison, WI 53717-1957 Phone (608) 821-0600 • Fax (608) 821-0601

**STATEMENTS OF FINANCIAL CONDITION**
December 31, 2005 and 2004

| | 2005 | 2004 |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | $ **123,515** | $ 126,497 |
| Service fees receivable | **-** | 28,600 |
| Income taxes receivable | **659** | 7,893 |
| Deferred tax asset | **549** | 813 |
| Other assets | **2,308** | 853 |
| | $ **127,031** | $ 164,656 |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | | |
| Liabilities: | | |
| Payable to affiliates | $ **37,120** | $ 87,866 |
| Other liabilities | **1,000** | - |
| Total liabilities | **38,120** | 87,866 |
| Stockholder's equity: | | |
| Common stock, $1 par value, authorized 10,000 shares, issued 1,000 shares | **1,000** | 1,000 |
| Additional paid-in capital | **49,000** | 49,000 |
| Retained earnings | **38,911** | 26,790 |
| Total stockholder's equity | **88,911** | 76,790 |
| Total liabilities and stockholder's equity | $ **127,031** | $ 164,656 |

See Notes to Financial Statements.

## STATEMENTS OF INCOME
Years Ended December 31, 2005 and 2004

| | 2005 | 2004 |
|---|---|---|
| **INCOME** | | |
| Service fees earned | **$ 82,801** | $ 113,063 |
| Interest income | **2,944** | 273 |
| | **85,745** | 113,336 |
| **OPERATING EXPENSES** | | |
| Regulatory fees and expenses | **5,117** | 5,876 |
| Audit expense | **6,000** | 5,000 |
| Allocated expenses from affiliates | **55,784** | 83,599 |
| Other expenses | **3,339** | 1,814 |
| | **70,240** | 96,289 |
| Income before income taxes | **15,505** | 17,047 |
| Provision for income taxes | **3,384** | 3,716 |
| Net income | **$ 12,121** | $ 13,331 |

See Notes to Financial Statements.

## STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
Years Ended December 31, 2005 and 2004

| | Common Stock | | Additional Paid-In Capital | Retained Earnings | Total Stockholder's Equity |
|---|---|---|---|---|---|
| | Shares | Amount | | | |
| Balances at December 31, 2003 | 1,000 | $ 1,000 | $ 24,000 | $ 13,459 | $ 38,459 |
| Additional paid-in capital | - | - | 25,000 | - | 25,000 |
| Net income | - | - | - | 13,331 | 13,331 |
| Balances at December 31, 2004 | 1,000 | 1,000 | 49,000 | 26,790 | 76,790 |
| Net income | - | - | - | 12,121 | 12,121 |
| Balances at December 31, 2005 | 1,000 | $ 1,000 | $ 49,000 | $ 38,911 | $ 88,911 |

See Notes to Financial Statements.

## STATEMENTS OF CASH FLOWS
Years Ended December 31, 2005 and 2004

| | 2005 | 2004 |
|---|---|---|
| Cash flows from operating activities: | | |
| Net income | $ **12,121** | $ 13,331 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Deferred taxes | **264** | 243 |
| (Increase) decrease in operating assets: | | |
| Broker fees receivable | **28,600** | (1,400) |
| Income taxes receivable | **7,234** | (7,893) |
| Other assets | **(1,454)** | (358) |
| Increase (decrease) in operating liabilities: | | |
| Payable to affiliates | **(50,747)** | 48,545 |
| Income taxes payable | **-** | (4,730) |
| Other liabilities | **1,000** | - |
| Net cash provided by (used in) operating activities | **(2,982)** | 47,738 |
| Cash flows from financing activities: | | |
| Additional paid-in capital | **-** | 25,000 |
| Net cash provided by financing activities | **-** | 25,000 |
| Net change in cash and cash equivalents | **(2,982)** | 72,738 |
| Cash and cash equivalents at beginning of the period | **126,497** | 53,759 |
| Cash and cash equivalents at end of the period | $ **123,515** | $ 126,497 |

See Notes to Financial Statements.

## NOTES TO FINANCIAL STATEMENTS

### Note 1 ~ Nature of Business

**Nature of Business.** WEA Investment Services, Inc. (the Company) was organized on April 10, 2003, for the purpose of facilitating mutual fund trading on behalf of its related entities. The Company is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company does not carry customer accounts and is exempt from the provisions of SEC Rule 15c3-3 based on its limited business per section (k)(1).

### Note 2 ~ Summary of Significant Accounting Policies

**Cash and Cash Equivalents.** Cash and cash equivalents consists of cash in a checking account and certificates of deposit.

**Service Fees.** Service fees are received from affiliated and nonaffiliated entities for brokerage services provided and are recognized as income when earned. Total service fee revenue from affiliates was $17,287 and $0 for the years ended December 31, 2005 and 2004, respectively.

**Accounting Estimates.** The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

**Income Taxes.** The Company files federal and Wisconsin income tax returns. The Company records deferred income taxes on temporary differences between the financial statement basis and the tax basis of the Company's assets and liabilities based upon enacted tax rates.

### Note 3 ~ Related Party Transactions

WEA Investment Services, Inc. is a wholly-owned subsidiary of the WEA Member Benefit Trust. The WEA Member Benefit Trust, the WEA Tax Sheltered Annuity Trust, and the WEA Insurance Trust were all created by the Wisconsin Education Association. All the Board members of WEA Investment Services, Inc. are members of the Board of Trustees of the WEA Member Benefit Trust. In addition, the WEA Insurance Trust has formed a wholly-owned subsidiary, WEA Insurance Corporation, a stock life insurance company; and the WEA Member Benefit Trust has formed a wholly-owned subsidiary, WEA Property & Casualty Insurance Company, a stock property and casualty insurance company. In order to minimize costs and facilitate the record keeping and administrative functions of the organizations, agreements have been executed to utilize the existing facilities and personnel of the WEA Insurance Trust, WEA Insurance Corporation, and the WEA Property & Casualty Insurance Company to the extent necessary to maintain proper and complete records and administration of the organizations.

The total costs of operation are allocated based on cost studies performed annually. These studies analyze the relative activities of personnel of the organizations to determine proportionate allocations of joint expenses that should be made.

Total expenses allocated to the WEA Investment Services, Inc. for the years ended December 31, 2005, and December 31, 2004, were $55,784 and $83,599, respectively.

**Note 3 ~ Related Party Transactions** (Continued)

Amounts due to affiliates at December 31, 2005 and 2004, are as follows:

| | 2005 | 2004 |
|---|---|---|
| WEA Insurance Corporation | $ 25,726 | $ 32,130 |
| WEA Member Benefit Trust | 944 | - |
| WEA Tax Sheltered Annuity Trust | 6,100 | 46,843 |
| WEA Property & Casualty Insurance Company | 4,350 | 8,893 |
| | $ 37,120 | $ 87,866 |

**Note 4 ~ Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $85,395, which was $80,395 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.45 to 1. There were no material differences between the computation of net capital as presented in the audited financial statements as of December 31, 2005, and the Company's corresponding, unaudited, most recently filed Part IIA - Financial and Operational Combined Uniform Single Report.

**Note 5 ~ Liabilities Subordinated to General Creditors**

There were no liabilities subordinated to general creditors as of December 31, 2005 and 2004, and there were no changes during the years then ended.

**Note 6 ~ Income Taxes**

The Company files federal and Wisconsin income tax returns. The major differences between financial statement and taxable income are non-deductible meals and entertainment and the amortization of start-up expenses. Federal and state income tax expense was $1,977 and $1,143, respectively, for the year ended December 31, 2005, and $2,209 and $1,264, respectively, for the year ended December 31, 2004. A deferred tax asset of $549 and $813 was recorded at December 31, 2005 and 2004, respectively, which represents the future tax benefit for the Company related to the temporary difference between book and taxable income due to the amortization of start-up expenses.

**COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULE 15c3-1**

December 31, 2005

| | |
|---|---|
| **AGGREGATE INDEBTEDNESS** | |
| Payables: | |
| Payable to affiliates | $ 37,120 |
| Other liabilities | 1,000 |
| Total aggregate indebtedness | $ 38,120 |
| Minimum required net capital | $ 5,000 |
| **NET CAPITAL** | |
| Stockholder's equity | $ 88,911 |
| Deductions: | |
| Income taxes receivable | 659 |
| Deferred tax asset | 549 |
| Other assets | 2,308 |
| Net capital | 85,395 |
| Minimum required net capital | 5,000 |
| Capital in excess of minimum requirement | $ 80,395 |
| Ratio of aggregate indebtedness to net capital | .45 to 1 |

WEA INVESTMENT SERVICES, INC.

**COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER EXHIBIT A OF RULE 15c3-3**

December 31, 2005

The Company is exempt from Rule 15c3-3 based on its limited business per section (k)(1).

WEA INVESTMENT SERVICES, INC.

**INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3**

December 31, 2005

The Company is exempt from Rule 15c3-3 based on its limited business per section (k)(1).

Strohm Ballweg

CPAs • ADVISORS • CONSULTANTS

# INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Board of Directors
WEA Investment Services, Inc.
Madison, Wisconsin

In planning and performing our audit of the financial statements of WEA Investment Services, Inc. (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recording any differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments made by management are required to assess the expected benefits and related costs of controls and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures referred to above are to provide management with reasonable, but not absolute, assurance that assets for which the

999 Fourier Drive, Suite 101 • Madison, WI 53717-1957 Phone (608) 821-0600 • Fax (608) 821-0601

Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future years is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce, to a relatively low level, the risk that error or fraud, in amounts that would be material in relation to the financial statements being audited, may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we considered to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Strohm Ballweg, LLP

Madison, Wisconsin
February 3, 2006